News Release
TSX, NYSE-AMEX: NG

NovaGold Shareholders Overwhelmingly Approve the NovaCopper Spin-Out

March 29, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) is pleased to announce that at a Special Shareholders Meeting (the “Meeting”) held in Vancouver on March 28, 2012, NovaGold shareholders overwhelmingly voted in favor of the special resolution approving the announced spin-out of NovaCopper Inc. (“NovaCopper”), a wholly-owned subsidiary of NovaGold. The spin-out will be effected by way of a statutory plan of arrangement (the ”Arrangement”) and follows on the November 16, 2011 announcement of NovaGold's decision to become a pure play on the Donlin Gold project (the “Project” or “Donlin Gold”), a United States-based asset that is among the largest and highest-grade known open-pit gold deposits in the world.

"We are very gratified by the 99.14% shareholder support for the proposed execution of our comprehensive strategy of unlocking the value of NovaGold’s substantial assets for the benefit of all of its shareholders,” said Greg Lang, NovaGold’s President and Chief Executive Officer. “Upon completion of this restructuring, as well as the anticipated sale of our share of the Galore Creek project, NovaGold is expected to emerge as a well-financed pure gold company focused on permitting and developing its world-class Donlin Gold project in Alaska. In terms of size, grade, exploration potential, production profile and jurisdictional safety, Donlin Gold is arguably the most important new gold project in the world. When in production, as envisioned in its Feasibility Study completed by NovaGold and Barrick Gold Corporation, joint and equal owners of Donlin Gold, the Project is anticipated to be among the largest gold producers anywhere in the world.”

“This vote gives us a powerful shareholder mandate for the establishment of NovaCopper, the owner of Alaska’s highly prospective Ambler project. Ambler encompasses potentially the richest known copper-dominant polymetallic district in the world,” said Rick Van Nieuwenhuyse, NovaCopper’s President and Chief Executive Officer. “Following on the footsteps of our exploration team’s achievements at Donlin Gold, now one of North America's premier gold development projects, the strategy with the Ambler district is to create extraordinary returns through the drill bit. The environment at Ambler is one of the most "target-rich" I have encountered in my career as a geologist. Arctic, one of the deposits along the Ambler belt, hosts a mineral resource with an approximate 7% copper-equivalent grade1, and is the largest and highest-grade known Volcanogenic Massive Sulfide deposit of its kind in the world. Step-out drilling on another deposit, Bornite, has delivered some of the best intersections in the copper space, including DDH RC11-187 which encountered mineralization of 4% copper over 178 meters, including a very significant high-grade intersection of 34.7 meters grading 11.4% copper. I believe that these and other excellent results rival those of any copper project in any part of the world. Yet, at a time when resource nationalism and jurisdictional instability are becoming ever greater risks to the copper mining industry, we can draw particular confidence from the fact that these outstanding results come from a project in the United States. As we have stated before: our ultimate objective is that the twin attributes of high grades from multiple deposits, combined with jurisdictional safety, should result in NovaCopper being rated as the premier vehicle in its class. NovaCopper is certainly well positioned to accomplish this objective: it is well staffed, free of debt and, with US$40 million on the balance sheet, well-funded to execute on its mission of creating substantial shareholder wealth."

1)The Amber copper-equivalent resource is calculated using the following metals price assumptions: (in USD) $3.93/lb Cu, $1,815/oz Au, $40.55/oz Ag, $0.98/lb Zn, and $1.08/lb Pb.

"As NovaGold takes Donlin Gold along the value chain under the leadership of Greg Lang, one of the best mine-builders in the business, we, as shareholders, should also look forward to the prospect of Rick Van Nieuwenhuyse, one of the most accomplished geologists in the world, unlocking the enormous geological potential of the Ambler district as he did at Donlin Gold,” said Thomas Kaplan, Chairman of both NovaGold and NovaCopper. “It is our hope that NovaCopper will be to copper exploration what we are positioning NovaGold to be in gold development: one of the very select few jurisdictionally safe, "must own" institutional-quality equities in the space. I know I speak for all NovaGold shareholders, when I wish both Greg and Rick the very best of success in their respective ventures."

NovaCopper, through its wholly-owned subsidiary NovaCopper US Inc., owns the Ambler project located in Northwestern Alaska. On the effective date of the Arrangement, which is expected to occur on or about April 30, 2012, 100% of the outstanding common shares of NovaCopper (“NovaCopper Shares”) will be distributed to NovaGold shareholders such that each NovaGold shareholder of record on the effective date will receive one NovaCopper Share for every six common shares in the capital of NovaGold held on the effective date. The Company’s options, performance share units, deferred share units and warrants will also be adjusted pursuant to the terms of the Arrangement, the details of which are described in the Management Information Circular that was mailed to NovaGold shareholders on March 2, 2012.

The NovaCopper spin-out remains subject to numerous conditions including court approval, approval by and listing of the NovaCopper Shares on the TSX and NYSE-AMEX, and completion of all regulatory filings.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S. and British Columbia, Canada. The Company is focused on advancing its 50%-owned flagship property, Donlin Gold, one of the world’s largest known undeveloped gold deposits, which offers superior leverage to gold. NovaGold is also committed to maximizing value of its non-core assets and is currently exploring opportunities to sell its interest in the Galore Creek copper-gold-silver project in British Columbia, Canada. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

About NovaCopper

NovaCopper is a base metals company focused on the exploration of the Ambler district which hosts world-class volcanogenic massive sulfide (“VMS”) deposits that contain copper, zinc, lead, gold and silver. It is one of the richest and most-prospective copper districts located in one of the safest geopolitical jurisdictions in the world. The Company is focused on continuing to identify high-grade mineralization with additional exploration planned in 2012 with four drill rigs looking to complete approximately 15,000 meters of drilling.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information: and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to the potential spin-out of NovaCopper, the potential sale of all or part of NovaGold’s interest in Galore Creek, and the future operating or financial performance of NovaGold or NovaCopper are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Corporation for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; failure to satisfy one or more of the conditions to the spin-out of NovaCopper including failure to obtain required court or regulatory approval; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with the applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

NovaGold Contact	NovaCopper Contact

Mélanie Hennessey	Neil MacRae
Vice President, Corporate Communications	Director, Investor Relations

604-669-6227 or 1-866-669-6227